Consolidated Financial Statements

                            Oshkosh Truck Corporation

                      Three years ended September 30, 1997

                              FINANCIAL HIGHLIGHTS

   Years ended September 30,
   (In thousands, except per share amounts)

                                     1997       1996       1995        1994        1993

    Net Sales                    $683,234   $413,455   $438,557    $581,275    $537,065
    Income (Loss) From
      Continuing
        Operations                 10,006      (241)     11,637      13,558    1,596(1)
           Per Share                 1.18      (.03)       1.32        1.56      .18(1)
    Discontinued
        Operations                    ---    (2,859)    (2,421)       (504)       (533)
           Per Share                  ---      (.32)      (.28)       (.06)       (.06)
    Net Income (Loss)              10,006    (3,100)      9,216      13,054    1,063(1)
        Per Share                    1.18      (.35)       1.04        1.50      .12(1)
    Dividends Per Share
        Class A Common
         Stock                       .435       .435       .435        .435        .435
        Common Stock                 .500       .500       .500        .500        .500
    Total Assets                  420,394    435,161    200,916     198,678     235,386
    Expenditures for
         Property,
         Plant, and
         Equipment                  6,263      5,355      5,347       5,178       7,697
    Depreciation                    9,382      8,621      8,409       9,278       8,292
    Amortization of
      Goodwill and Other
        Intangible Assets           4,470        171        ---         ---         ---
    Net Working Capital            50,113     67,469     91,777      82,010     100,967
    Long-Term Debt
        (Including Current
        Maturities)               135,000    157,882        ---         610      40,338
    Shareholders' Equity          120,900    121,602    133,413     121,558     112,004
        Book Value Per
         Share                      14.55      14.08      14.82       13.96       12.89
    Backlog                       361,000    433,000    350,000     498,000     437,000


   (1) After a charge of $4,088, or $.47 per share, to reflect the cumulative effect of change in method of accounting for postretirement benefits.


                              FINANCIAL STATISTICS

   Cash Dividends
   Quarterly (Payable February, May, August, November)
   (In thousands, except per share amounts)
                                            Fiscal 1997                                  Fiscal 1996
                              4th Qtr.   3rd Qtr.  2nd Qtr.  1st Qtr.      4th Qtr.  3rd Qtr.  2nd Qtr.   1st Qtr.

    Class A Common Stock:
          Declared         $      44       $44       $45        $44          $45       $45        $44       $43
          Per Share           .10875    .10875    .10875     .10875       .10875    .10875     .10875    .10875

    Common Stock:
          Declared              $988      $943    $1,029     $1,030       $1,019    $1,040     $1,054    $1,061
          Per Share             .125      .125      .125       .125         .125      .125       .125      .125


   Oshkosh Truck Corporation Common Stock Price*
   The company's Common Stock is quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System. The following table sets forth prices reflecting actual sales as reported on the NASDAQ National Market System.

      Quarter
       Ended              Fiscal 1997              Fiscal 1996
                       High         Low         High         Low
    September         $17-1/2      $13-1/4     $14-1/2     $11-1/4
    June               15-7/8       10-5/8      15-3/8      13-7/8
    March              12-7/8       10-1/8      15-3/4      13-3/8
    December           12-1/4       10-1/8      15-3/4      14-1/4




   Quarterly Financial Data (Unaudited)
   (In thousands, except per share amounts)
                                         Fiscal 1997                                 Fiscal 1996
                          4th Qtr.  3rd Qtr.   2nd Qtr.   1st Qtr.    4th Qtr.   3rd Qtr.   2nd Qtr.    1st Qtr.

    Net Sales             $185,853   $176,596  $170,465    $150,320    $117,983  $111,950    $103,139    $80,383
    Gross Income            24,496     21,897    22,868      19,583       4,256     7,647      12,725     10,451
    Income (Loss) From
        Continuing
        Operations           3,116      2,792     2,474       1,624     (1,645)   (2,398)       2,230      1,572
           Per Share           .38        .33       .28         .19       (.19)     (.27)         .25        .18
    Discontinued
        Operations             ---        ---       ---         ---       (648)   (2,211)         ---        ---
           Per Share           ---        ---       ---         ---       (.07)     (.25)         ---        ---
    Net Income (Loss)        3,116      2,792     2,474       1,624     (2,293)   (4,609)       2,230      1,572
           Per Share           .38        .33       .28         .19       (.26)     (.52)         .25        .18

   For the fourth quarter of 1996, continuing operations includes, on an after-tax basis, approximately $2.4 million related to the IPF subcontract and additional warranty provisions partially offset by reversal of $2.0 million of income tax provisions and related accrued interest. Discontinued operations for the fourth quarter of 1996 includes $0.6 million of after-tax charges related to adjustments of estimated warranty expenses.

                            OSHKOSH TRUCK CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF CONSOLIDATED FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

   Results of Operations
   Fiscal Year 1997 Compared to Fiscal Year 1996

   Oshkosh Truck Corporation (the company) reported net income of $10.0 million, or $1.18 per share, on sales of $683.2 million for the year ended September 30, 1997, compared to a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996. The fiscal 1997 results include a full year of sales and earnings of Pierce Manufacturing Inc. (Pierce), a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S., which was acquired on September 18, 1996 (see Acquisitions). The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to a defense subcontract to Steeltech Manufacturing, Inc. (Steeltech), $3.5 million associated with the company's Mexican bus affiliates, and warranty and other related costs of $4.6 million. In fiscal 1996, the company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest.

   Sales of both commercial and defense products increased in fiscal 1997 compared to fiscal 1996. Commercial sales in fiscal 1997 were $394.6 million, an increase of $232.6 million or 143.6% from 1996, principally due to inclusion of a full year of Pierce sales in fiscal 1997. Commercial export sales totaled $20.7 million and $20.4 million,
   respectively, in fiscal 1997 and fiscal 1996.   Sales of defense products
   totaled $288.6 million in fiscal 1997, an increase of $37.2 million or 14.8%, compared to fiscal 1996. The increase in defense sales is primarily due to an increase in sales of ISO-Compatible Palletized Flatracks (IPF), which are being produced by Steeltech, from $8.7 million in fiscal 1996 to $41.4 million in fiscal 1997. Defense export sales also increased to $16.6 million in fiscal 1997 compared to $2.1 million in fiscal 1996.

   Gross income in fiscal 1997 totaled $88.8 million, or 13.0% of sales, compared to $35.1 million, or 8.5% of sales, in fiscal 1996. The increase in gross income in fiscal 1997 was principally due to increased sales volume as a result of the acquisition of Pierce. In addition, fiscal 1996 gross income was reduced by pre-tax charges of $5.1 million related to production delays and cost overruns associated with the IPF subcontract to Steeltech and increased warranty and other related costs of $5.5 million (pre-tax).

   Operating expenses totaled $60.1 million, or 8.8% of sales, in fiscal 1997 compared to $38.7 million, or 9.4% of sales, in fiscal 1996. The increase in operating expenses in fiscal 1997 related principally to the operating expenses of Pierce and amortization of goodwill and other intangible assets associated with the acquisition of Pierce. The company recognized pre-tax charges of $3.2 million in fiscal 1996 to write-off its investment in Steeltech and to write-off its remaining investments and advances associated with its Mexican bus affiliates due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliates.

   Interest expense increased to $12.7 million in fiscal 1997 compared to $0.9 million in fiscal 1996, as a result of the financing for the Pierce acquisition (see Liquidity and Capital Resources).

   Miscellaneous expense was $0.3 million in fiscal 1997 compared to miscellaneous income of $1.5 million in fiscal 1996. The miscellaneous income in fiscal 1996 arose primarily from the reversal of accrued interest related to income taxes.

   The provision for income taxes in fiscal 1997 was $6.5 million, or 39.4% of pre-tax income, compared to a credit for income taxes of $1.7 million in fiscal 1996. Fiscal 1997 and fiscal 1996 benefited from the reversal of $0.9 million and $1.0 million, respectively, of income tax provisions recognized in earlier periods. In addition, the effective income tax rate in fiscal 1997 was adversely affected by non-deductible goodwill of $2.6 million arising from the Pierce acquisition.

   The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to the company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the company's former U.S. chassis business which was sold in June 1995.

   Fiscal Year 1996 Compared to Fiscal Year 1995

   The company reported a net loss of $3.1 million, or $0.35 per share, on sales of $413.5 million for the year ended September 30, 1996, compared to net income of $9.2 million, or $1.04 per share, on sales of $438.6 million for the year ended September 30, 1995. The fiscal 1996 results were adversely affected by after-tax charges of $11.3 million, including $3.2 million related to Steeltech, $3.5 million associated with the company's Mexican bus affiliates, and warranty and other related costs of $4.6 million. The company also recognized after-tax benefits of $2.0 million on the reversal of income tax provisions and related accrued interest in fiscal 1996. During the third quarter of fiscal 1995, the company sold its chassis manufacturing business in the U.S. and its interest in a joint venture in Mexico producing chassis for the Mexican market to Freightliner Corporation (Freightliner). The activities of these businesses are reported as discontinued operations and resulted in a charge to income in fiscal 1995. In fiscal 1996, further after-tax charges of $1.3 million were reported with respect to warranty and other related costs of the discontinued operations. The results of Pierce from the date of acquisition to September 30, 1996, which were not material, have been included in the consolidated results of the company.

   Sales of both commercial and defense products declined in fiscal 1996 compared to fiscal 1995. Commercial sales in fiscal 1996 decreased $14.8 million, or 8.4%, from fiscal 1995 to $162.0 million, primarily due to a decline in sales of commercial van trailers of $31.7 million. Sales of all other commercial product lines increased in fiscal 1996. Commercial export sales totaled $20.4 million and $17.5 million, respectively, in fiscal 1996 and fiscal 1995. Sales of defense products totaled $251.5 million in fiscal 1996, a decrease of $10.3 million, or 3.9%, compared to fiscal 1995. The decrease in defense sales was a result of delays in production of IPF's. Defense export sales were $2.1 million in fiscal 1996 compared to $1.6 million in fiscal 1995.

   Gross income in fiscal 1996 totaled $35.1 million, or 8.5% of sales, compared to $54.0 million, or 12.3% of sales, in fiscal 1995. Fiscal 1996 margins were reduced by pre-tax charges of $5.1 million ($3.1 million in the third quarter and $2.0 million in the fourth quarter) related to production delays and cost overruns associated with a subcontract to Steeltech (see below), increased warranty and other related costs of $5.5 million (pre-tax), of which $2.1 million was recorded in the fourth quarter, and lower volume.

   The company subcontracted production under an $85 million ISO-Compatible Palletized Flatracks (IPF) contract for the U.S. Army to Steeltech, a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the company advanced working capital requirements to Steeltech in fiscal 1995 and 1996. As a result of delays in the start-up of full-scale production under the IPF contract, the company wrote off advances of $3.1 million and its investment in Steeltech of $0.2 million in the third quarter of fiscal 1996 based on projections of Steeltech's cash flows through completion of the IPF subcontract.

   At June 30, 1996, the company believed that it was not necessary to write off its 50% interest in a joint venture that leased equipment to Steeltech nor provide for its guarantee of the joint venture's debt because Steeltech was current with respect to its lease payments and the company believed the equipment could be sold at a value which would permit the company to recover its investment in the joint venture. However, by September 30, 1996, the company concluded that Steeltech would not likely achieve and sustain adequate cash flow to satisfy the lease payments. Additionally, after further investigation, the company determined that the equipment could not likely be sold at a value adequate to recover the company's investment and satisfy the joint venture's debt. Accordingly, the company wrote off its investment in the joint venture and accrued its guarantee at September 30, 1996 in an aggregate amount of $2.0 million.

   Operating expenses totaled $38.7 million, or 9.4% of sales, in fiscal 1996 compared to $34.7 million, or 7.9% of sales, in fiscal 1995. The company recognized pre-tax charges of $3.2 million in fiscal 1996 to write-off its investment in Steeltech of $0.2 million (see above) and to write-off its remaining investments and advances associated with its Mexican bus affiliates of $3.0 million.

   Miscellaneous income increased to $1.5 million in fiscal 1996 compared to miscellaneous expense of $0.5 million in fiscal 1995 as a result of the reversal of accrued interest related to income taxes in fiscal 1996.

   The credit for income taxes totaled $1.7 million in fiscal 1996, benefiting from the reversal of $1.0 million in income tax provisions recognized in earlier periods, compared to a provision for income taxes of $7.3 million in fiscal 1995.

   The $2.9 million after-tax loss from discontinued operations ($4.7 million pre-tax) in fiscal 1996 resulted from the write-off of receivables of $2.6 million (pre-tax) related to the company's Mexican bus affiliates and from a $2.1 million pre-tax charge for additional warranty and other related costs with respect to the company's former U.S. chassis business which was sold in June 1995. The $2.4 million after-tax loss from discontinued operations in fiscal 1995 reflects losses on the sale of the company's former U.S. chassis business and from the sale of an interest in a former Mexican bus affiliate.

   Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156.9 million, including acquisition costs and net of cash acquired, was financed from borrowings under a bank credit facility. On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems, Inc. (Summit), acquired the inventory, land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company (Friesz), a manufacturer of concrete mixer systems and related aftermarket replacement parts, from available cash for $3.9 million. (See Subsequent Event.)

   Financial Condition

   Year Ended September 30, 1997

   During fiscal 1997, cash increased $23.1 million. Cash provided from operating activities of $65.8 million was used primarily to fund $6.3 million of capital additions, $1.7 million of payments related to discontinued operations, $22.9 million of long-term debt payments, $6.5 million of purchases of common stock and common stock warrants (net of stock option exercise proceeds), and $4.2 million of dividends.

   Year Ended September 30, 1996

   During fiscal 1996, cash decreased $29.6 million. The acquisitions of Pierce and Friesz for $160.8 million, cash used for operating activities of $16.2 million, capital additions of $5.4 million, stock repurchases of $5.4 million and dividends of $4.4 million, were funded principally from long-term borrowings of $157.9 million, from available cash and from cash provided from discontinued operations of $4.7 million. Cash was used for operating activities in fiscal 1996 due to higher working capital requirements associated with sales in the fourth quarter of fiscal 1996 and first quarter of fiscal 1997.

   Liquidity and Capital Resources

   The following contains forward looking statements, including statements that include the word "believes" or words of similar import with reference to the company. These statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those described in any such statement.

   The company's principal uses of cash for the next several years will be interest and principal payments on acquisition indebtedness, capital expenditures, dividends and potentially further acquisitions.

   On September 18, 1996, the company entered into a bank credit agreement (the Bank Credit Agreement) to finance the acquisition of Pierce and to refinance a previous revolving credit facility. The Bank Credit Agreement consists of a $150 million term loan which requires annual principal payments of $15 million through fiscal 2002 and a final payment of $60 million on September 30, 2003, and a $50 million revolving credit facility for working capital purposes which expires on September 30, 1999. Through December 8, 1997, the company has made the $15 million principal payments due in September 1997 and 1998, and paid another $25 million which will be prorated against the principal payments required in fiscal 1999 through
   fiscal 2003.   At September 30, 1997, $3.0 million of standby letters of
   credit reduced available capacity under the revolving credit facility to $47.0 million. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $145.0 million and $130.0 million for 60 consecutive days in fiscal 1998 and 1999, respectively.

   The Bank Credit Agreement limits capital expenditures to $15 million annually. Capital expenditures are projected to approximate $8 to $10 million annually for the next several years. The Bank Credit Agreement also restricts other corporate activities as described in Note 4 to the audited consolidated financial statements. The company believes that such limitations should not impair its future operating activities.

   The company believes its internally generated cash flow, supplemented by U.S. Government progress payments when applicable and borrowings available under the Bank Credit Agreement will be adequate to meet working capital and other operating and capital requirements of the company during fiscal 1998. Substantial additional borrowings beyond those available under the Bank Credit Agreement would be required to complete the acquisition described under Subsequent Event.

   The company is dependent on its sales of defense products to the U.S. Government, which represented $288.6 million (42.2%) and $251.5 million (60.8%) of total sales during fiscal 1997 and fiscal 1996, respectively. Substantial decreases in the company's level of defense business from the current level could have an adverse effect on the company's profitability. The company expects fiscal 1998 sales to the U.S. Government to decrease $20-$30 million from fiscal 1997 levels, although actual sales could vary based on changes in the federal budget, international sales and other factors. Accordingly, it will be necessary for the company to reduce its fixed costs to maintain the profitability of its defense business at fiscal 1997 levels.

   On May 2, 1997, the company and Freightliner formally terminated a strategic alliance formed on June 2, 1995. The company repurchased from Freightliner 350,000 shares of its Common Stock and 1,250,000 warrants for the purchase of additional shares of Common Stock for a total of $6.8 million. The company and Freightliner will continue to supply each other with parts and components.

   Backlog

   The company's backlog at fiscal year-end 1997 was $361 million, compared to $433 million at year-end 1996. The backlog at fiscal year-end 1997 includes $205 million with respect to U.S. Government contracts, $120 million related to Pierce and the remainder relates to other commercial products. The $72 million decrease in the backlog from year-end 1996 to year-end 1997 is primarily due to a $67 million decrease in the backlog related to U.S. Government contracts. Approximately 99% of the company's
   backlog pertains to fiscal 1998 business.   Virtually all the company's
   revenues are derived from customer orders prior to commencing production.

   Stock Buyback

   In July 1995, the company's board of directors authorized the repurchase of up to 1,000,000 shares of Common Stock. As of September 30, 1997 and 1996, the company had purchased 461,535 shares under this program at a cost of $6.6 million.

   Year 2000

   Certain of the company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs may misinterpret a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure, miscalculations or other disruptions in the business.

   The company maintains two primary computer systems at its Oshkosh operations and one at its Pierce operations. The company is planning to install upgrades to its present computer systems at Oshkosh by December 31, 1998. At Pierce, the company has commenced a project, with outside consultants, to install new hardware and software by February 1, 1999, to replace an obsolete hardware and software system. The total cost of these projects during fiscal 1998 and 1999 is estimated at approximately $6.6 million which includes $6.3 million for the purchase of new hardware and software that will be capitalized and $.3 million that will be expensed as incurred. The company believes that following the conclusions of these projects, the Year 2000 issue will not pose significant disruptions to its business; however, if such projects are not completed on a timely basis, the Year 2000 could have a material impact on the operations of the company.

   New Accounting Standards

   In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings Per Share," which is required to be adopted effective for both interim and annual financial statements for periods ending after December 15, 1997. Among other provisions, the dilutive effect of stock options must be excluded under the new requirements for calculating basic earnings per share, which will replace primary earnings per share. This change is not expected to materially impact the company's earnings per share calculations.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this statement applies only to the presentation of comprehensive income, it will not have any impact on the company's results of operations, financial position or cash flows.

   In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is also effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the company's results of operations or financial position, but will affect the disclosure of segment information.

   Subsequent Event

   On December 8, 1997, the company announced that it had agreed to acquire McNeilus Companies, Inc. (McNeilus), a $300 million manufacturer and marketer of refuse and recycling truck bodies, rear discharge concrete mixers, and ready-mix batch plants. The total purchase cost for all McNeilus stock and related non-compete and ancillary agreements is $250 million in cash. The transaction is subject to the approval of the appropriate governmental authorities and is expected to close in the first quarter of calendar 1998.

   Under certain conditions, if the acquisition is not consummated, the company may be required to pay McNeilus a fee of $10 million, and conversely, McNeilus may be required to pay a $10 million fee to the company.

                            Oshkosh Truck Corporation

                    Consolidated Statements of Income (Loss)

   Years ended September 30,
   (In thousands, except per share amounts)

                                          1997       1996        1995
   Continuing operations:
       Net sales                      $683,234   $413,455    $438,557
       Cost of sales                   594,390    378,376     384,579
                                       -------   --------     -------
           Gross income                 88,844     35,079      53,978

   Operating expenses:
       Selling, general and
         administrative                 47,742     32,205      29,242
       Engineering, research and
         development                     7,847      6,304       5,443
       Amortization of goodwill
         and other intangibles           4,470        171       ---
                                       -------    -------     -------
           Total operating
             expenses                   60,059     38,680      34,685
                                       -------    -------     -------
   Income (loss) from operations        28,785    (3,601)      19,293

   Other income (expense):
       Interest expense               (12,722)      (929)       (679)
       Interest income                     717      1,040         774
       Miscellaneous, net                (278)      1,508       (466)
                                       -------    -------     -------
                                      (12,283)      1,619       (371)
                                       -------    -------     -------

   Income (loss) from continuing
    operations before income taxes 16,502 (1,982) 18,922 Provision (credit) for income
    taxes                                6,496    (1,741)       7,285
                                       -------    -------     -------
   Income (loss) from continuing
    operations                          10,006      (241)      11,637

   Discontinued operations:
       Loss from discontinued
         operations, net of
         income tax benefit of
         $1,623                         ---        ---        (3,137)
       Gain (loss) on disposal of
         operations, net of income
         tax benefit of $1,827 in
         1996 and $357 in 1995          ---       (2,859)         716
                                       -------    -------     -------
                                        ---       (2,859)     (2,421)
                                       -------    -------     -------
   Net income (loss)                   $10,006   $(3,100)      $9,216
                                       =======    =======     =======
   Earnings (loss) per common
    share:
       Continuing operations             $1.18     $(.03)       $1.32
       Discontinued operations          ---         (.32)       (.28)
                                        ------     ------     -------
           Net income (loss)             $1.18     $(.35)       $1.04
                                        ======     ======     =======

   See accompanying notes.

                            Oshkosh Truck Corporation

                    Consolidated Statements of Income (Loss)

   September 30,
   (In thousands)
                                            1997           1996
   Assets
   Current assets:
     Cash and cash equivalents           $23,219      $     127
     Receivables, net                     81,235         76,624
     Inventories                          76,497        106,289
     Prepaid expenses                      3,405          3,619
     Refundable income taxes              ---             6,483
     Deferred income taxes                 9,479          7,055
                                         -------        -------
           Total current assets          193,835        200,197

   Deferred charges                        1,067          2,645
   Other long-term assets                  6,660          7,834

   Property, plant and equipment:
     Land                                  7,172          7,131
     Buildings                            42,220         40,421
     Machinery and equipment              78,270         77,485
                                         -------        -------
                                         127,662        125,037
     Less accumulated depreciation      (72,174)       (67,002)
                                         -------        -------
           Net property, plant and
             equipment                    55,488         58,035

   Goodwill and other intangible
    assets, net                          163,344        166,450
                                         -------        -------
   Total assets                         $420,394       $435,161
                                         =======        =======


   Liabilities and Shareholders'
     Equity
   Current liabilities:
     Accounts payable                    $48,220      $  49,178
     Customer advances                    30,124         27,793
     Payroll-related obligations          15,157         12,843
     Accrued warranty                     12,320          8,942
     Other current liabilities            21,365         16,997
       Net current liabilities of
     discontinued operations               1,536          1,975
       Current maturities of
     long-term debt                       15,000         15,000
                                         -------        -------
         Total current liabilities       143,722        132,728

   Long-term debt                        120,000        142,882

   Postretirement benefit
     obligations                          10,147          9,517
   Other long-term liabilities             1,811          1,843
   Net long-term liabilities of
     discontinued operations               1,362          2,581
   Deferred income taxes                  22,452         24,008
                                         -------         ------
   Shareholders' equity:
       Class A Common Stock                    4              4
       Common Stock                           89             89
     Paid-in capital                      13,591         16,059
     Retained earnings                   120,085        114,246
                                         -------        -------
                                         133,769        130,398
     Cost of Common Stock in
        treasury                        (12,869)        (8,796)
                                        --------       --------
           Total shareholders'
             equity                      120,900        121,602
                                         -------        -------
   Total liabilities and
     shareholders' equity               $420,394       $435,161
                                         =======       ========

   See accompanying nots.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

   Years ended September 30,
   (In thousands, except share and per share amounts)

                                                                                        Pension
                                     Common      Paid-In     Retained     Treasury     Liability
                                     Stock       Capital     Earnings       Stock      Adjustment      Total

    Balance at September 30, 1994         $90       $7,623     $116,890     $(2,591)        $(454)     $121,558
    Net Income                            ---          ---        9,216          ---           ---        9,216
    Cash dividends:
        Class A Common Stock
            ($.435 per share)             ---          ---        (191)          ---           ---        (191)
        Common Stock
            ($.500 per share)             ---          ---      (4,218)          ---           ---      (4,218)
    Sale of 350,000 shares of
        Common Stock                        3        5,247          ---          ---           ---        5,250
    Sale of 1,250,000 stock
        warrants                          ---        4,187          ---          ---           ---        4,187
    Common Stock issuance costs
        and cost of stock
    restriction
        agreement                         ---        (863)          ---          ---           ---        (863)
    Purchase of Common Stock for
        treasury                          ---          ---          ---        (933)           ---        (933)
    Exercise of stock options             ---           12          ---          121           ---          133
    Incentive compensation awards         ---          327          ---          ---           ---          327
    Pension liability adjustment          ---          ---          ---          ---       (1,053)      (1,053)
                                       ------       ------      -------      -------       -------      -------
    Balance at September 30, 1995          93       16,533      121,697      (3,403)       (1,507)      133,413
    Net loss                              ---          ---      (3,100)          ---           ---      (3,100)
    Cash dividends:
        Class A Common Stock
            ($.435 per share)             ---          ---        (177)          ---           ---        (177)
        Common Stock
            ($.500 per share)             ---          ---      (4,174)          ---           ---      (4,174)
    Purchase of Common Stock for
        treasury                          ---          ---          ---      (5,618)           ---      (5,618)
    Exercise of stock options             ---           43          ---          225           ---          268
    Termination of incentive
        compensation awards               ---        (517)          ---          ---           ---        (517)
    Pension liability adjustment          ---          ---          ---          ---         1,507        1,507
                                       ------      -------     --------     --------       -------      -------
    Balance at September 30, 1996          93       16,059      114,246      (8,796)           ---      121,602
    Net income                            ---          ---       10,006          ---           ---       10,006
    Cash dividends:
        Class A Common Stock
            ($.435 per share)             ---          ---        (177)          ---           ---        (177)
        Common Stock
            ($.500 per share)             ---          ---      (3,990)          ---           ---      (3,990)
    Purchase of Common Stock for
        treasury                          ---          ---          ---      (4,246)           ---      (4,246)
    Purchase of 1,250,000 stock
         warrants                         ---      (2,504)          ---          ---           ---      (2,504)
    Exercise of stock options             ---           36          ---          173           ---          209
                                         ----      -------     --------     --------     ---------      -------
    Balance at September 30, 1997         $93      $13,591     $120,085    $(12,869)    $      ---     $120,900
                                         ====      =======     ========     ========     =========      =======


   See accompanying notes.

                            Oshkosh Truck Corporation

                      Consolidated Statements of Cash Flows

   Years ended September 30,
   (In thousands)
                                      1997        1996        1995
   Operating activities:
   Net income (loss) from
     continuing operations         $10,006      $(241)     $11,637
   Depreciation and
     amortization                   14,070       8,798       8,409
   Write-off of investments            200       4,125       ---
   Deferred income taxes           (3,980)     (1,381)       2,577
   (Gain) loss on disposal of
     property, plant and
     equipment                        (43)          77        (21)
   Changes in operating assets
     and liabilities:
       Receivables                 (4,611)    (10,648)     (4,349)
       Inventories                  29,792    (25,071)       (809)
       Prepaid expenses                214         469       (540)
       Deferred charges              1,578         333        (94)
       Accounts payable              (958)      13,314     (4,314)
       Customer advances             2,331         930     (1,887)
       Income taxes                  7,446     (5,268)         636
       Payroll-related
         obligations                 2,314         213         313
       Accrued warranty              3,378       2,094       (639)
       Other current
         liabilities                 3,447     (4,646)          11
       Other long-term
         liabilities                   598         665     (4,764)
                                   -------    --------     -------
           Net cash provided
            from (used for)
            operating activities    65,782    (16,237)       6,166

   Investing activities:
   Acquisitions of businesses,
     net of cash acquired              ---   (160,838)      ---
   Additions to property,
     plant and equipment           (6,263)     (5,355)     (5,347)
   Proceeds from sale of
     property, plant and
     equipment                         395       2,086         114
   Increase in other long-term
     assets                        (1,532)     (2,124)       (937)
                                   -------    --------    --------
     Net cash used for
      investing activities         (7,400)   (166,231)     (6,170)

   Net cash provided from
     (used for) discontinued
     operations                    (1,658)       4,743      10,482

   Financing activities:
   Net borrowings (repayments)
     of long-term debt            (22,882)    157,882       ---
   Sale of Common Stock and
     Common Stock warrants,
     net of issuance costs          ---         ---         8,574
   Purchase of Common Stock,
     Common Stock warrants
     and proceeds from
     exercise of stock
     options, net                  (6,541)     (5,350)       (800)
   Dividends paid                  (4,209)     (4,396)     (4,372)
                                   -------     -------    --------
       Net cash provided from
        (used for) financing
        activities                (33,632)    148,136       3,402
                                   -------     -------    --------
   Increase (decrease) in cash
     and cash equivalents          23,092     (29,589)     13,880
   Cash and cash equivalents
     at beginning of year             127      29,716      15,836
                                    ------     -------     -------
   Cash and cash equivalents
     at end of year               $23,219        $127     $29,716

   Supplemental disclosures:
     Cash paid for interest:
     Continuing operations        $12,974        $538        $759
     Discontinued operations          ---         ---         709
     Cash paid for income
      taxes                         2,998       3,116       2,114
                                   =======      ======     =======

   See accompanying notes.

                            Oshkosh Truck Corporation

                   Notes to Consolidated Financial Statements

                               September 30, 1997
               (In thousands, except share and per share amounts)


   1. Summary of Significant Accounting Policies

   Operations - Oshkosh Truck Corporation and its wholly-owned subsidiaries (the company) is a leading manufacturer of a wide variety of heavy-duty specialized trucks. The company sells its products into three principal markets - fire and emergency support, defense, and other commercial truck markets. The company's fire and emergency support business is principally conducted through its wholly-owned subsidiary, Pierce Manufacturing Inc. (Pierce).

   Principles of Consolidation and Presentation - The consolidated financial statements include the accounts of Oshkosh Truck Corporation and all its wholly-owned subsidiaries and are prepared in conformity with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All significant intercompany accounts and transactions have been eliminated.

   Cash and Cash Equivalents - The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of commercial paper, totaled $23,022 at September 30, 1997. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at September 30, 1997. Inventories - The company values its inventories at the lower of cost, computed principally on the last-in, first-out (LIFO) method, or market.

   Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the respective assets principally on accelerated methods.

   Deferred Charges - Deferred charges include certain engineering and technical support costs incurred in connection with multi-year government contracts. These costs are charged to cost of sales when the related project is billable to the government, or are amortized to cost of sales as base units are delivered under the related contracts.

   Other Long-Term Assets - Other long-term assets include capitalized software and related costs which are amortized on a straight-line method over a three to five-year period, deferred financing costs which are amortized to interest expense over the term of the debt, prepaid funding of pension costs and certain investments. During fiscal 1996, the company wrote off its $3,025 equity investment in a Mexican bus manufacturer due to prolonged weakness in the Mexican economy and continuing high losses and high leverage reported by the Mexican affiliate. Also, in fiscal 1996, the company wrote off a $200 equity investment in Steeltech Manufacturing, Inc. (Steeltech) and a $900 investment in a joint venture which leases equipment to Steeltech (see Note 11).

   Impairment of Long-Lived Assets - Property, plant and equipment, other long-term assets, and goodwill and other intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment.

   Goodwill and Other Intangible Assets - The cost of goodwill and other intangible assets is amortized on a straight-line basis over the estimated periods benefited ranging from 13 to 40 years.

   Customer Advances - Customer advances principally represent amounts received in advance of the completion of a fire apparatus vehicle. Certain of these advances bear interest at variable rates approximating the prime rate.

   Revenue Recognition - Sales under fixed-price defense contracts are recorded as units are accepted by the government. Change orders are not invoiced until agreed upon by the government. Recognition of profit on change orders and on contracts which do not involve fixed prices is based upon estimates which may be revised during the terms of the contracts. Sales to commercial customers are recorded when the goods or services are billable at time of shipment or delivery of the trucks.

   Research and Development- Research and development costs are charged to expense as incurred and amounted to approximately $7,847, $6,304, and $5,443 for continuing operations during fiscal 1997, 1996, and 1995, respectively.

   Warranty - Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. Amounts expensed with respect to continuing operations in fiscal 1997, 1996, and 1995 were $9,658, $7,741, and $4,518, respectively.

   Income Taxes - Deferred income taxes are provided to recognize temporary differences between the financial reporting basis and the income tax basis of the company's assets and liabilities using currently enacted tax rates and laws.

   Fair Values - The carrying amounts of accounts receivable and payable and long-term debt approximated fair value as of September 30, 1997 and 1996.

   Environmental Remediation Costs - Statement of Position 96-1 "Environmental Remediation Liabilities" (SOP 96-1) became effective for the company in fiscal 1997. In accordance with SOP 96-1, the company accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. The accruals are adjusted as further information develops or circumstances change.

   New Accounting Standards - In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which is required to be adopted effective for both interim and annual financial statements for periods ending after December 15, 1997. Among other provisions, the dilutive effect of stock options must be excluded under the new requirements for calculating basic earnings per share, which will replace primary earnings per share. This change is not expected to materially impact the company's earnings per share calculations.

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes the standards for reporting and displaying comprehensive income and its components (revenues, expenses, gains, and losses) as part of a full set of financial statements. This statement requires that all elements of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after December 15, 1997. Since this statement applies only to the presentation of comprehensive income, it will not have any impact on the company's results of operations, financial position or cash flows.

   In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. The statement defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this statement requires the annual disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets, and major customers. The statement is also effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 131 will not affect the company's results of operations or financial position, but will affect the disclosure of segment information.

   Earnings (Loss) Per Share - Earnings (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding (8,502,166; 8,828,224; and 8,823,766 in fiscal 1997, 1996, and 1995, respectively). Stock options, warrants and stock issuable under incentive compensation awards were not dilutive in any of the years presented.

   Reclassifications - Certain reclassifications have been made to the fiscal 1996 and 1995 financial statements to conform to the 1997 presentation.

   2. Balance Sheet Information
                                                1997         1996
    Receivables
    U.S. Government:
        Amounts billed                           $34,399      $27,353
        Amounts unbilled                           1,782        4,918
                                                  ------       ------
                                                  36,181       32,271
    Commercial customers                          45,603       41,510
    Other                                          1,421        3,909
                                                  ------      -------
                                                  83,205       77,690

    Less allowance for doubtful accounts         (1,970)      (1,066)
                                                 -------      -------
                                                 $81,235      $76,624
                                                 =======      =======



   The unbilled amounts represent estimated claims for government-ordered changes which will be invoiced upon completion of negotiations and price adjustment provisions which will be invoiced when they are agreed upon by the government.

                                                     1997       1996
         Inventories
         Finished products                          $  6,430   $ 15,208
         Partially finished products                  36,661     51,533
         Raw materials                                44,455     47,580
                                                     -------   --------
         Inventories at FIFO cost                     87,546    114,321
         Less:     Progress payments on U.S.
                   government contracts              (2,988)      --
                   Excess of FIFO cost over
                   LIFO cost                         (8,061)    (8,032)
                                                     -------   --------
                                                     $76,497   $106,289
                                                     =======   ========



   Title to all inventories related to government contracts which provide for progress payments vests in the government to the extent of unliquidated progress payments.

   Goodwill and Other Intangible
                                  Useful Lives       1997        1996
   Goodwill                       40 Years           $103,887    $102,523
   Distribution network           40 Years             53,000      53,000
   Other                          13-40 Years          11,098      11,098
                                                      -------     -------
                                                      167,985     166,621
   Less accumulated amortization                      (4,641)       (171)
                                                      -------     -------
                                                     $163,344    $166,450
                                                      =======     =======

   The increase in goodwill from 1996 to 1997 is due to finalization of purchase accounting related to the Pierce acquisition.

   The company engaged third party business valuation appraisers to determine the fair value of the distribution network in connection with its acquisition of Pierce (see Note 3). The company believes Pierce maintains the largest North American fire apparatus distribution network and has exclusive contracts with each distributor related to the fire apparatus product offerings manufactured by Pierce. To establish the useful life of the distribution network, a historical turnover analysis was performed.

   3. Acquisitions

   On September 18, 1996, the company acquired for cash all of the issued and outstanding stock of Pierce, a leading manufacturer and marketer of fire trucks and other fire apparatus in the U.S. The acquisition price of $156,926, including acquisition costs and net of cash acquired, was financed from borrowings under a bank credit facility (see Note 4).

   The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Pierce are included in the company's consolidated statements of income (loss) since the date of acquisition. The purchase price, including acquisition costs, was allocated based on the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition and was subsequently adjusted during fiscal 1997. Approximately $62,000 of the purchase price was allocated to the distribution network and other intangible assets. The excess of the purchase price over the estimated fair value of net assets acquired amounted to $103,887 which has been accounted for as goodwill.

   Pro forma unaudited consolidated operating results of the company, assuming Pierce had been acquired as of October 1, 1995 and 1994, are summarized below:

                                                1996          1995
    Net sales                                   $605,439      $618,555
    Income (loss) from continuing                (1,262)         7,699
    Net income (loss)                            (4,121)         4,901
    Earnings (loss) per share:

        Continuing operations                 $   (0.14)    $     0.87
        Net income (loss)                         (0.47)          0.56


   These pro forma results have been prepared for informational purposes only and include certain adjustments to depreciation expense related to acquired plant and equipment, amortization expense arising from goodwill and other intangible assets, interest expense on acquisition debt, elimination of certain non-recurring expenses incurred by Pierce prior to the acquisition, and the estimated related income tax effects of all such adjustments. Anticipated efficiencies from the consolidation of Pierce's manufacturing facilities and from the synergies related to the consolidation of certain functions among Pierce and the company were not fully determinable and therefore have been excluded from the amounts included in the pro forma operating results. These pro forma results do not purport to be indicative of the results of operations which would have resulted had the combination been in effect as of October 1, 1995 and 1994 or of the future results of operations of the consolidated entities.

   On November 9, 1995, the company through its wholly-owned subsidiary, Summit Performance Systems Inc. (Summit), acquired the land, buildings, machinery and equipment, and technology of Friesz Manufacturing Company (Friesz) from available cash for $3,912. Friesz was engaged in the manufacture and sale of concrete mixer systems and related aftermarket replacement parts. Approximately $2,150 of the purchase price has been allocated to intangible assets, principally designs and related technology. The acquisition was accounted for using the purchase method of accounting and, accordingly, the operating results of Friesz are included in the company's consolidated statements of income (loss) since the date of acquisition. Had the acquisition occurred as of October 1, 1995 or 1994, there would have been no material pro forma effects on the net sales, net income (loss) or earnings (loss) per share of the company in fiscal 1996 or 1995.

   4. Long-Term Debt

   On September 18, 1996, the company entered into a bank credit agreement (the Bank Credit Agreement) to finance the acquisition of Pierce (see Note
   3) and to refinance a previous revolving credit facility. The Bank Credit Agreement consists of a $150,000 term loan which requires annual principal payments of $15,000 through fiscal 2002 and a final payment of $60,000 on September 30, 2003, and a $50,000 revolving credit facility for working capital purposes which expires on September 30, 1999. The total of all term loan and revolving credit facility borrowings, excluding letters of credit, must be reduced to or below $145,000, and $130,000 for 60 consecutive days in fiscal 1998, and 1999, respectively.

   Interest on the term loan and the revolving credit facility is payable at prime or at the applicable Eurodollar rate plus 2.25% and 1.875%, respectively, subject to adjustment if certain financial criteria are met (weighted average rate of 7.98% and zero, respectively, at September 30, 1997, and 8.25% and 8.25%, respectively, at September 30, 1996).

   The company is charged a 0.25% fee with respect to any unused balance under its revolving credit facility, and a 1.875% fee with respect to any letters of credit issued under the revolving credit facility. These fees are subject to adjustment if certain financial criteria are met. At September 30, 1997, $2,962 of standby letters of credit reduced available capacity under the revolving credit facility to $47,038.

   At September 30, 1997, substantially all the tangible and intangible assets of the company are pledged as collateral under the Bank Credit Agreement. Among other restrictions, the Bank Credit Agreement: (1) limits payments of dividends, purchases of the company's stock, and capital expenditures; (2) requires that certain financial ratios be maintained at prescribed levels; (3) restricts the ability of the company to make additional borrowings, or to consolidate, merge or otherwise fundamentally change the ownership of the company; and (4) limits investments, dispositions of assets and guarantees of indebtedness. The company believes that such limitations should not impair its future operating activities.

   The aggregate annual maturities of long-term debt for the five years succeeding September 30, 1997, are as follows: 1998 - $15,000; 1999 - $15,000; 2000 - $15,000; 2001 - $15,000; and 2002 - $15,000. From October
   1, 1997 through December 8, 1997, the company has paid from available cash the $15,000 mandatory principal payment due September 30, 1998 and paid an additional $25,000 on the term loan which will be applied on a pro rata basis to the principal payments due in the fiscal years of 1999 to 2003.

   5. Income Taxes

   Income Tax Provision
                                     1997        1996         1995
   Current:
        Federal                      $8,236      $2,988       $5,572
        State                         1,866         368          873
                                     ------     -------      -------
             Total current           10,102       3,356        6,445
   Deferred:
        Federal                     (3,271)     (4,630)          763
        State                         (335)       (467)           77
                                     ------     -------       ------
             Total deferred         (3,606)     (5,097)          840
                                     ------      ------       ------
                                     $6,496    $(1,741)       $7,285
                                     ======     =======       ======


   Effective Rate Reconciliation
                                           1997       1996        1995
    U.S. federal tax rate                 35.0%      (34.0)%     35.0%
    State income taxes, net                6.0        (5.0)       3.5
    Reduction of prior years' excess
     tax provisions                       (5.5)      (50.5)        --
    Foreign sales corporation             (1.5)       (5.2)      (0.6)
    Goodwill amortization                  5.4         --          --
    Other, net                              --         6.9        0.6
                                          -----       -----      -----
                                          39.4%      (87.8)%     38.5%
                                          =====       =====      =====


   Deferred Tax Assets and Liabilities

                                                    1997          1996
    Deferred tax assets:
         Other current liabilities                  $5,277        $6,625
         Accrued warranty                            4,439         3,194
         Postretirement benefit obligations          3,916         3,674
       Investments                                   1,887         1,801
         Payroll-related obligations                 1,846           818
         Other                                         729           419
                                                    ------       -------
           Total deferred tax assets                18,094        16,531

   Deferred tax liabilities:
         Intangible assets                       $  23,402     $  24,150
       Property, plant and equipment                 4,175         5,972
       Inventories                                   2,341         1,922
       Deferred charges                              1,091         1,091
         Other                                          58           349
                                                  --------      --------
           Total deferred tax liabilities           31,067        33,484
                                                  --------      --------
           Net deferred tax liability             $(12,973)     $(16,953)
                                                  ========      ========


   The company has not recorded a valuation allowance with respect to any deferred tax assets.

   6. Employee Benefit Plans

   The company has defined benefit pension plans covering substantially all employees. The plans provide benefits based on compensation, years of service and date of birth. The company's policy is to fund the plans in amounts which comply with contribution limits imposed by law.

   Components of net periodic pension cost for these plans for fiscal 1997, 1996, and 1995, including costs of discontinued operations which are not significant in any year presented but excluding Pierce pension costs for 1996 due to the proximity of its acquisition to the company's fiscal year end, are as follows:

                                              1997      1996       1995

   Service cost benefits earned during
        year                                 $1,387     $1,149    $1,140
   Interest cost on projected benefit
        obligations                           2,439      1,979     1,862

   Actual return on plan assets             (8,789)    (3,347)   (2,505)

   Net amortization and deferral              6,123      1,232       438
                                              -----     ------    ------
   Net periodic pension cost                 $1,160     $1,013      $935
                                              =====     ======    ======

   The following table summarizes the funded status of the pension plans and the amounts recognized in the company's consolidated balance sheets at September 30, 1997 and 1996:

                                               1997          1996
   Actuarial present value of benefit
        obligations:
        Vested                                  $29,334       $26,009
        Nonvested                                   694           602
                                                -------      --------
   Accumulated benefit obligations               30,028        26,611
   Adjustment for projected benefit
        obligations                               4,759         4,731
                                                 ------       -------
   Projected benefit obligations                 34,787        31,342

   Plan assets at fair value                     39,556        31,089
                                                 ------       -------
   Plan assets in excess of (less than)
        projected benefit obligations             4,769         (253)
                                                                (661)
   Unrecognized net transition asset              (594)        ---
   Unrecognized net (gain) loss                 (1,538)         4,811
   Unrecognized prior service cost                1,229           345
                                                -------       -------
   Prepaid pension asset                         $3,866        $4,242
                                                =======       =======


   The plans' assets are comprised of investments in commingled equity and fixed income funds and individually managed equity portfolios.

   Actuarial assumptions are as follows:
                                             1997       1996        1995
    Discount rate                            7.75%      7.75%       7.50%
    Rate of increase in compensation         4.50       4.50        4.50
    Expected long-term rate of return on
     plan assets                             9.25       9.25        9.25

   In addition to providing pension benefits for the majority of its employees, the company provides health benefits to certain of its retirees and their eligible spouses. Approximately 50% of the company's employees become eligible for these benefits if they reach normal retirement age while working for the company.

   The following table summarizes the status of the postretirement benefit plan and the amounts recognized in the company's consolidated balance sheets at September 30, 1997 and 1996:

                                                1997        1996
    Postretirement benefit obligations:
         Retirees                                $2,828       $2,929
         Fully eligible active participants         522          397
         Other active participants                5,647        4,865
                                                -------       ------
                                                  8,997        8,191
    Unrecognized net gain                         1,150        1,326
                                                -------      -------
    Postretirement benefit obligations          $10,147       $9,517
                                                =======      =======


   Net periodic postretirement benefit cost for fiscal 1997, 1996, and 1995, including discontinued operations which is not significant in any year presented, includes the following components:


                                                1997    1996    1995
    Service cost                                 $366    $353    $372

    Interest cost on the accumulated              613     580     610
         postretirement benefit obligation
    Amortization of unrecognized net gain        (32)      --      --
                                                -----   -----   -----
    Net periodic postretirement benefit cost     $947    $933    $982
                                                =====   =====   =====

   Net change in postretirement benefit obligations includes the following:

                                                     1997        1996
    Balance at beginning of year                   $9,517      $8,839

    Benefits paid                                    (317)       (255)
    Net periodic postretirement benefit cost          947         933
                                                   ------       -----
    Balance at end of year                        $10,147      $9,517
                                                   ======      ======

   The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.2% in fiscal 1997, declining to 6.5% in fiscal 2006. The weighted average discount rate used in determining the postretirement benefit obligation was 7.75% in fiscal 1997 and 1996. If the health care cost trend rate was increased by 1%, the postretirement benefit obligation at September 30, 1997 would increase by $799 and net periodic postretirement benefit cost for fiscal 1997 would increase by $107.

   The company has defined contribution 401(k) plans covering substantially all employees. The plans allow employees to defer 2% to 19% of their income on a pre-tax basis. Each employee who elects to participate is eligible to receive company matching contributions. Amounts expensed for company matching contributions for continuing operations were $825, $401, and $407 in fiscal 1997, 1996, and 1995, respectively.

   7. Shareholders' Equity

   The company is authorized to issue 1,000,000 shares of $.01 par value Class A Common Stock of which 406,878 shares and 409,258 shares were issued and outstanding at September 30, 1997 and 1996, respectively. The company is authorized to issue 18,000,000 shares of $.01 par value Common Stock. At September 30, 1997, 8,951,287 and 7,900,481 shares of Common Stock were issued and outstanding, respectively. At September 30, 1996, 8,948,907 and 8,227,770 shares of Common Stock were issued and outstanding, respectively. The company is also authorized to issue up to 2,000,000 shares of $.01 par value Preferred Stock, none of which were issued or outstanding at September 30, 1997 or 1996.

   On May 2, 1997, the company and Freightliner Corporation (Freightliner) formally terminated a strategic alliance formed on June 2, 1995. The company repurchased from Freightliner 350,000 shares of its Common Stock and 1,250,000 warrants for the purchase of additional shares of Common Stock for a total of $6,750. The company and Freightliner will continue to supply each other with parts and components.

   The company has a stock restriction agreement with two shareholders owning the majority of the company's Class A Common Stock. The agreement is intended to allow for an orderly transition of Class A Common Stock into Common Stock. The agreement provides that at the time of death or incapacity of the survivor of them, the two shareholders will exchange all of their Class A Common Stock for Common Stock, and at that time, if not earlier, will support an amendment to the Articles of Incorporation which will provide for a mandatory conversion of all Class A Common Stock into Common Stock.

   Each share of Class A Common Stock is convertible into Common Stock on a one-for-one basis. As of September 30, 1997, 406,878 shares of Common Stock are reserved for the conversion of Class A Common Stock. In July 1995, the company authorized the buy back of up to one million shares of the company's Common Stock. As of September 30, 1997, the company had purchased 461,535 shares of its Common Stock at an aggregate cost of $6,551.

   Dividends are required to be paid on both the Class A Common Stock and Common Stock at any time that dividends are paid on either. Each share of Common Stock is entitled to receive 115% of any dividend paid on each share of Class A Common Stock, rounded up or down to the nearest $0.0025 per share.

   Holders of the Common Stock have the right to elect or remove as a class 25% of the entire Board of Directors of the company rounded to the nearest whole number of directors, but not less than one. Holders of Common Stock are not entitled to vote on any other company matters, except as may be required by law in connection with certain significant actions such as certain mergers and amendments to the company's Articles of Incorporation, and are entitled to one vote per share on all matters upon which they are entitled to vote. Holders of Class A Common Stock are entitled to elect the remaining directors (subject to any rights granted to any series of Preferred Stock) and are entitled to one vote per share for the election of directors and on all matters presented to the shareholders for vote.

   The Common Stock shareholders are entitled to receive a liquidation preference of $7.50 per share before any payment or distribution to holders of the Class A Common Stock. Thereafter, holders of the Class A Common Stock are entitled to receive $7.50 per share before any further payment or distribution to holders of the Common Stock. Thereafter, holders of the Class A Common Stock and Common Stock share on a pro rata basis in all payments or distributions upon liquidation, dissolution or winding up of the company.

   8. Stock Option and Performance Share Award Plans

   The company has reserved 756,071 shares of Common Stock at September 30, 1997 to provide for the exercise of outstanding stock options and warrants, and the issuance of Common Stock under incentive compensation awards. Under the 1990 Incentive Stock Plan for Key Employees (the Plan), officers, other key employees and directors may be granted options to purchase up to an aggregate of 825,000 shares of the company's Common Stock at not less than the fair market value of such shares on the date of grant. Participants may also be awarded grants of restricted stock under the Plan. The Plan expires on April 9, 2000. Options become exercisable ratably on the first, second and third anniversary of the date of grant. Options to purchase shares expire not later than ten years and one month after the grant of the option.

   The following table summarizes the transactions of the Plan for the three year period ended September 30, 1997:

                                                                   Weighted-
                                                         Number      Average
                                                             of     Exercise
                                                        Options        Price
    Unexercised options outstanding -
     September 30, 1994                                400,649        $10.22
        Options granted                                100,500         13.84
        Options exercised                              (14,250)         9.31
        Options forfeited or expired                    (9,831)        12.24
    Unexercised options outstanding -
     September 30, 1995                                477,068         10.96
        Options granted                                 14,500         14.68
        Options exercised                              (24,515)         9.72
        Options forfeited or expired                    (6,251)        12.58
    Unexercised options outstanding -
     September 30, 1996                                460,802         11.12
        Options granted                                  5,000         12.00
        Options exercised                              (20,331)        10.34
        Options forfeited or expired                    (7,570)        12.97
    Unexercised options outstanding -
     September 30, 1997                                 437,901        11.14
        Price range $7.88 - $11.25
            (weighted-average contractual life of
              5.6 years)                                303,151         9.78
        Price range $12.00 - $15.25
            (weighted-average contractual life of
              7.3 years)                                134,750        14.19
    Exercisable options at September 30, 1997           391,403        10.82
    Shares available for grant at September 30,
     1997                                               318,170

   Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), became effective for the company in fiscal 1997. As allowed by SFAS 123, the company has elected to continue to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the Plan. Under APB 25, the company does not recognize compensation expense on the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date.

   As required by SFAS 123, the company has determined the pro-forma information as if the company had accounted for stock options granted since September 30, 1995, under the fair value method of SFAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions: risk-free interest rates of 6.27% in 1997 and 5.39% and 6.38% in 1996; dividend yield of 4.17% in 1997 and 3.60% and 3.28% in 1996; expected common stock market price volatility factor of .305; and a weighted-average expected life of the options of six years. The weighted-average fair value of options granted in 1997 and 1996 were $3.07 and $4.08 per share, respectively. The pro forma effect of these options on net earnings and earnings per share was not material. These pro forma calculations only include the effects of 1996 and 1997 grants. As such, the impacts are not necessarily indicative of the effects on reported net income of future years.

   9. Operating Leases

   Total rental expense for plant and equipment charged to continuing operations under noncancellable operating leases was $886, $797, and $1,004 in fiscal 1997, 1996, and 1995, respectively. Minimum rental payments due under operating leases for subsequent fiscal years are: 1998- $937; 1999-$545; 2000-$212; 2001-$123; and 2002-$71.

   Included in rental expense are charges of $128, $128, and $215 in fiscal 1997, 1996, and 1995, respectively, relating to leases between the company and certain shareholders.

   10. Discontinued Operations

   On June 2, 1995, Freightliner acquired certain assets of the company's motor home, bus and van chassis business. The consideration included cash of $23,815 and the assumption by Freightliner of certain liabilities. The assets sold to Freightliner consisted of inventories, property, plant and equipment and the company's ownership interest in a Mexican chassis manufacturer. The liabilities assumed by Freightliner included certain warranty obligations related to previously produced chassis in excess of certain specified amounts for which the company retained liability and industrial revenue bonds that were secured by the underlying real estate. The disposition of the chassis business has been accounted for as a discontinued operation. Revenues of the chassis business for fiscal 1995 (through the date of sale) were $55,804.

   The net liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts at September 30, 1997 and 1996, are as follows:

                                               1997     1996

   Accrued warranty                             $1,352   $1,862
   Other, net                                      184      113
                                                 -----    -----
   Net current liabilities of discontinued
    operations                                  $1,536   $1,975
                                                 =====    =====
   Accrued warranty                             $1,235   $2,181

   Other, net                                      127      400
                                                 -----    -----
   Net long-term liabilities of discontinued
     operations                                 $1,362   $2,581
                                                 =====    =====


   In fiscal 1996, the company incurred charges totaling $2,623 arising from the write-off of receivables and other obligations related to the company's former joint venture in Mexico. In addition, in fiscal 1996, the company recognized additional warranty and other related costs totaling $2,063 with respect to the company's former U.S. chassis business.

   The company has allocated interest on the debt which was assumed by Freightliner to discontinued operations. Interest expense included in discontinued operations totaled $685 in fiscal 1995.

   11. Contingencies, Significant Estimates and Concentrations

   The company is engaged in litigation against Super Steel Products Corporation (SSPC), the company's former supplier of mixer systems for front discharge concrete mixer trucks under a long-term supply contract . SSPC sued the company in state court claiming the company breached the contract. The company counterclaimed for repudiation of contract. On July 26, 1996, a jury returned a verdict for SSPC awarding damages totaling $4,485. On October 10, 1996, the state court judge overturned the verdict against the company, granted judgment for the company on its counterclaim, and ordered a new trial for damages on the company's counterclaim. Both SSPC and the company have appealed the state court judge's decision. The Wisconsin Court of Appeals has agreed to hear the case and both the company and SSPC have filed briefs in this matter.

   The company currently is engaged in the arbitration of certain disputes between the Oshkosh Florida Division and O.V. Containers, Inc., which arose out of the performance of a contract to deliver 690 skeletal container chassis. The arbitration is being conducted before a three-member panel under the commercial dispute rules of the American Arbitration Association, and is not expected to conclude before April 1998. The company is vigorously contesting warranty and other claims made against it, and has asserted substantial claims against O.V. Containers, Inc. The outcome of these matters cannot be predicted at the present time.

   As part of its routine business operations, the company disposes of and recycles or reclaims certain industrial waste materials, chemicals and solvents at third party disposal and recycling facilities which are licensed by appropriate governmental agencies. In some instances, these facilities have been and may be designated by the United States Environmental Protection Agency (EPA) or a state environmental agency for remediation. Under the Comprehensive Environmental Response, Compensation, and Liability Act (the Superfund law) and similar state laws, each potentially responsible party (PRP) that contributed hazardous substances may be jointly and severally liable for the costs associated with cleaning up the site. Typically, PRPs negotiate a resolution with the EPA and/or the state environmental agencies. PRPs also negotiate with each other regarding allocation of the cleanup cost.

   As to one such Superfund site, Pierce is one of 414 PRPs participating in the costs of addressing the site and has been assigned an allocation share of approximately 0.04%. Currently a remedial investigation/ feasibility study is being completed, and as such, an estimate for the total cost of the remediation of this site has not been made to date. However, based on estimates and the assigned allocations, the company believes its liability at the site will not be material and its share is adequately covered through reserves established by the company at September 30, 1997. Actual liability could vary based on results of the study, the resources of other PRPs and the company's final share of liability.

   The company is addressing a regional trichloroethylene (TCE) groundwater plume on the south side of Oshkosh, Wisconsin. The company believes there may be multiple sources in the area.

   TCE was detected at the company's North Plant facility with recent testing showing the highest concentrations in a monitoring well located on the upgradient property line. Because the investigation process is still ongoing, it is not possible for the company to estimate its long-term total liability associated with this issue at this time. Also, as part of the regional TCE groundwater investigation, the company conducted a groundwater investigation of a former landfill located on company property. The landfill, acquired by the company in 1972, is approximately
   2.0 acres in size and is believed to have been used for the disposal of household waste. Based on the investigation, the company does not believe the landfill is one of the sources of the TCE contamination. Based upon current knowledge, the company believes its liability associated with the TCE issue will not be material and is adequately covered through reserves established by the company at September 30, 1997. However, this may change as investigations proceed by the company, other unrelated property owners, and government entities.

   The company is subject to other environmental matters and legal proceedings and claims which arise in the ordinary course of business. Although the final results of all such matters and claims cannot be predicted with certainty, management believes that the ultimate resolution of all such matters and claims, after taking into account the liabilities accrued with respect to such matters and claims, will not have a material adverse effect on the company's financial condition or results of operations. Actual results could vary, among other things, due to the uncertainties involved in litigation.

   The company has guaranteed certain customers' obligations under deferred payment contracts and lease purchase agreements totaling approximately $4,178 at September 30, 1997. The company is also contingently liable under bid, performance and specialty bonds totaling approximately $94,101 at September 30, 1997.

   Provisions for estimated warranty and other related costs are recorded at the time of sale and are periodically adjusted to reflect actual experience. As of September 30, 1997 and 1996, the company has accrued $12,320 and $8,942 for warranty claims. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the company's historical experience. During fiscal 1997 and 1996, the company recorded warranty and other related costs for matters beyond the company's historical experience totaling $3,770 and $5,602, respectively, with respect to continuing operations and $2,063 with respect to discontinued operations in fiscal 1996 (see Note 10). The additional charges in fiscal 1997 and 1996 with regard to continuing operations principally related to the dispute with O.V. Containers Inc., and secondarily to repair certain matters related to refuse and front-discharge chassis. The additional warranty charges with respect to discontinued operations in fiscal 1996 resulted from the underestimation of the warranty liabilities retained by the company upon the sale of the company's former chassis business. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the company's historical experience.

   The company subcontracted production under an $85,000 ISO-Compatible Palletized Flatracks (IPF) contract for the U.S. Army to Steeltech, a minority-owned firm, pursuant to Department of Defense regulations under the IPF contract. Due to financial difficulties encountered by Steeltech, the company advanced working capital requirements to Steeltech in fiscal 1995 and 1996. As a result of delays in the start-up of full scale production under the IPF contract, the company wrote-off certain of its advances and an investment in Steeltech totaling $3,300 in fiscal 1996. Such charges were determined based on the amount of advances that were deemed to be unrealizable based on a projection of Steeltech's cash flows until completion of the IPF contract. Steeltech's IPF production passed first article testing in July 1996 and production is expected to be completed in fiscal 1998. As of September 30, 1997 and 1996, the company had outstanding advances due from Steeltech of $162 and $2,855, respectively. In fiscal 1996, the company also wrote-off an investment of $900 in a joint venture which leases equipment to Steeltech and accrued $1,084 for the potential satisfaction of a guarantee of 50% of the outstanding indebtedness of the joint venture. Such charges were based on a projection of Steeltech's cash flows which indicated that Steeltech could not sustain its lease payments to the joint venture, and because the company believed that there was not a market for the sale of the used equipment. The company is further contingently liable for Department of Defense progress payments that have been advanced to Steeltech totaling $3,352 at September 30, 1997 ($5,380 at September 30, 1996) in the event of incomplete performance under the IPF contract. While management currently expects the company to realize its remaining advances to Steeltech as of September 30, 1997 and to avoid liability for progress payments advanced to Steeltech, it is reasonably possible that the company could become liable for a portion of such progress payments.

   The company derives a significant portion of its revenue from the U.S. Department of Defense, as follows:

                                   1997         1996          1995
    Defense:
        U.S. Department of
         Defense                  $272,042       $249,413     $260,112
        Export                      16,584          2,059        1,623
                                   -------        -------      -------
                                   288,626        251,472      261,735
                                   -------        -------      -------
    Commercial:
        Domestic                   373,946        141,540      159,326
        Export                      20,662         20,443       17,496
                                   -------        -------      -------
                                   394,608        161,983      176,822
                                   -------        -------      -------
    Net sales                     $683,234       $413,455     $438,557
                                   =======        =======      =======


   U.S. Department of Defense sales include $17,723 and $58,855 in fiscal 1997 and 1996, respectively, for products sold internationally under the Foreign Military Sales (FMS) Program. There were no sales under the FMS Program in 1995.

   Inherent in doing business with the U.S. Department of Defense are certain risks, including technological changes and changes in levels of defense spending. All U.S. Department of Defense contracts contain a provision that they may be terminated at any time at the convenience of the government. In such an event, the company is entitled to recover allowable costs plus a reasonable profit earned to the date of termination.

   Various actions or claims have been asserted or may be asserted in the future by the government against the company. A potential action by the government against the company in connection with a grand jury investigation was commenced in 1989. In 1996, the government discontinued this investigation without any action against the company or its employees, although a civil investigation is possible.

   12. Subsequent Event

   On December 8, 1997, the company announced that it had agreed to acquire McNeilus Companies, Inc. (McNeilus), a $300 million manufacturer and marketer of refuse and recycling truck bodies, rear-discharge concrete mixers, and ready-mix batch plants. The total purchase cost for all McNeilus stock and related non-compete and ancillary agreements is $250 million in cash.

   The transaction is subject to the approval of the appropriate governmental authorities and is expected to close in the first quarter of calendar 1998.

   Under certain conditions, if the acquisition is not consummated, the company may be required to pay McNeilus a fee of $10 million, and conversely, McNeilus may be required to pay a $10 million fee to the company.

   Report of Ernst & Young LLP, Independent Auditors


   Board of Directors
   Oshkosh Truck Corporation


   We have audited the accompanying consolidated balance sheets of Oshkosh Truck Corporation (the Company) as of September 30, 1997 and 1996, and the related consolidated statements of income (loss), shareholders' equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at September 30, 1997 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.

                                                         ERNST & YOUNG LLP


   Milwaukee, Wisconsin
   October 31, 1997, except for
       Notes 4 and 12, as to which
       the date is December 8, 1997